

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 27, 2012

<u>Via E-mail</u>
Rami Tabet
President and Chief Executive Officer
Wishbone Pet Products Inc.
38th Street, New Sehaile
Beirut, Lebanon

      Re: Wishbone Pet Products Inc.
             Amendment No. 2 to Registration Statement on Form S-1
             Filed November 9, 2012
             File No. 333-183839

Dear Mr. Tabet:

We have reviewed your response to our letter dated October 5, 2012 and have the following additional comments.

Registration Statement Cover Page

1. Please revise the cover page in subsequent amendments to consecutively number each amendment. Please also revise to include the current working phone number for your principal executive offices.

2. We note your response to prior comment 4. It appears that the registration fee should be calculated by reference to Securities Act Rule 457(a), rather than by reference to Rule 457(o). Please revise or advise.

Prospectus Cover Page

3. We note your response to prior comment 2. However, we note that you continue to disclose in the second-to-last paragraph on page 2 that the selling shareholders will sell the common shares pursuant to this registration statement for $0.01 per share. Please revise to provide consistent disclosure.

Risk Factors, page 6

4. We note from press accounts that Beirut, Lebanon is frequently subject to electricity rationing. Please add a risk factor describing specific risks, to the extent material, from having your principal place of business located in Lebanon, including risks because of electricity rationing and because of Lebanon's close proximity to the current Middle East conflicts.

Market for the Product, page 16

5. We note your response to prior comment 18. Please revise the last sentence of the second paragraph to state as a belief.

Sales and Marketing Strategy, page 17

6. We note that a key component of your marketing strategy will be to market your product through demonstrations at retail locations. We further note that you intend to distribute your product in North America. Please revise to clarify whether you will outsource these marketing campaigns to third parties as your principal executive office is located in a foreign jurisdiction. Please revise the Risk Factors section accordingly.

You may contact Theresa Messinese at (202) 551-3307 or Lyn Shenk, Accounting Branch Chief, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Richard C. Fox, Esq.
        Fox Law Offices, P.A.